Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2003	2002	2001	2000	1999

	(Thousands)
Income from continuing operations
before cumulative effect of changes
in accounting principle	$125,845	$102,666	$126,896	$128,631	$81,915
Add:
Equity investment (income) loss	-	-	(24,514)	19,441	24,951
Minority interests in subsidiaries	(1,263)	-	(897)	-	1

Income subtotal	124,582	102,666	101,485	148,072	106,867

Add:
Taxes on income	83,572	62,857	39,389	53,166	3,180
Kansas City earnings tax	418	635	583	421	602

Total taxes on income	83,990	63,492	39,972	53,587	3,782

Interest on value of leased
property	5,944	7,093	10,679	11,806	8,577
Interest on long-term debt	57,697	63,845	78,915	60,956	51,327
Interest on short-term debt	560	1,218	8,883	11,537	4,362
Mandatorily redeemable Preferred
Securities	9,338	12,450	12,450	12,450	12,450
Other interest expense
and amortization	4,067	3,772	5,188	2,927	3,573

Total fixed charges	77,606	88,378	116,115	99,676	80,289

Earnings before taxes on
income and fixed charges	$286,178	$254,536	$257,572	$301,335	$190,938

Ratio of earnings to fixed charges	3.69	2.88	2.22	3.02	2.38